SangCash, LLC.

FINANCIAL STATEMENTS

Fiscal year ending December 31, 2021

(Unaudited)

Balance Sheet

As of Dec 31 2021

<u>2021</u>

ASSETS

Current Assets

Cash and Cash Equivalents	$3.88
Total Current Assets	$3.88
Total Assets	$3.88

LIABILITIES & SHAREHOLDERS EQUITY

Current Liabilities

Current Liabilities	$0
Total Liabilities	$0

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, [7,000,000] shares issued and outstanding. $0.00001 par value)	$70
Additional Paid In Capital	$500
Retained Earnings (Total Assets - Current Liabilities - Shareholder Equity)	($566.12)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$3.88

Statement of Operations

	For period ending December, 31, 2021
	<u>2021</u>
Operating Income	
Revenue	$0
Gross Profit	**$0**
Operating Expenses	
Advertising & Marketing	$480
Bank Service Charges	$13.12
Computer Hosting	$58
Computer Internet	$15
Software	$0
Meals & Entertainment	$0
Professional Fees	$0
Shipping	$0
Travel Expenses	$0
Net Income (Gross Profit - Operating Expenses)	**($566.12)**

Consolidated Statement of Equity

Common Stock

	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
Beginning Balance, [9/21/2021] (Inception)	-	$ -	$ -	$ -	$ -
Contributions	7,000,000	$70	$500	$ -	$570
Net Income	-	$ -	$ -566.12		-566.12
Ending Balance, [12/31/2021]	7,000,000	$0	$3.88	($0)	$3.88

Statement of Cashflows

	For period ending December, 31, 2021
	<u>2021</u>
Cash Flows from Operating Activities	
Net Income (Loss) For The Period	($566.12)
Net Cash Flows From Operating Activities	($566.12)
Cash Flows From Financing Activities	
Business and Personal Grants	$570
Net Cash Flows From Financing Activities	$570
Cash at Beginning of Period	**$570**
Net Increase (Decrease) In Cash	**($566.12)**
Cash at End of Period	**$3.88**

Notes to the Financial Statements
For the period 2020-2021

1. ORGANIZATION AND PURPOSE
   [SangCash, Inc.] (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a marketplace platform and derives revenue from marketplace commissions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) Basis of Accounting
   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) Fiscal Year
   The Company operates on a 52-week fiscal year ending on December 31.

   c) Cash Equivalents
   Cash and cash equivalents include cash held in domestic financial institutions. For the period ended [December, 31, 2021], the Company's cash positions include its operating bank account.

   d) Professional Fees
   Professional fees consist of development services provided for the creation and testing of technologies to be used for the marketplace platform.

   e) Use of Estimates
   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the

Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.